UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to

Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

The press release on page 1 of the submission containing the press release dated November 6, 2020 for Brookfield Property REIT Inc. is deleted and the press release dated November 6, 2020 for Brookfield Property Partners L.P. now contained on pages 1 to 7 of the submission is substituted therefor.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit List to this Form 6-K/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2020	Brookfield PROPERTY PARTNERS L.P.,
by its general partner Brookfield Property Partners
Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Brookfield Property Partners L.P. Press Release dated November 6, 2020